Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

April 5, 2019

VIA E-MAIL AND EDGAR

Nicholas P. Panos Senior Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:

Argo Group International Holdings, Ltd.

DFAN14A

Filed February 25, 2018 by Voce Catalyst Partners LP, Voce

Capital Management LLC, Voce Capital LLC, J. Daniel Plants, Carol A. McFate, Bernard C. Bailey, Kathleen M. Dussault, Nicholas C. Walsh and Charles H. Dangelo

File No. 001-15259

Dear Mr. Panos:

On behalf of Voce Catalyst Partners LP and its affiliates (collectively, “Voce”) and the other filing persons (together with Voce, the “Filing Persons”) we are responding to your letter dated March 28, 2019 (the “SEC Comment Letter”) in connection with the DFAN14A filed on February 25, 2019 (the “February 25 DFAN14A”) with respect to Argo Group International Holdings, Ltd. (“Argo” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the comments are restated below in italics and numbered and bulleted in the order in which they were listed. We acknowledge the Staff’s comments and provide our respective responses following each one of the bullets, individually.

1.         Please provide us with the factual foundation to support the assertions in the above-captioned filing. Alternatively, please file a corrective filing. See Note b. to Rule 14a-9.

•	Mr. Watson’s ownership of a “52-foot yacht” called “Spookie.”

Mr. Panos

April 5, 2019

Voce’s claim in the February 25 DFAN14A that Mr. Watson owns a 52-foot yacht called “Spookie” is based on Voce’s reasonable reliance on the publicly available information featured on the website of the Ida Lewis Yacht Club. The website lists Mr. Watson as an owner of “SPOOKIE”, a specialty model Transpac 52 yacht primarily used for competitive racing. The website contains detailed information related to the yacht’s physical characteristics, including the fact that it boasts a length of 52 feet. Links to the web pages confirming this information can be found in the accompanying footnote1 and screenshots of the linked websites are attached as Exhibit A. Voce believes the foregoing points provide the necessary, reasonable factual basis for the contention made.

•	The existence of residential living space in Argo’s New York offices, including a “2,800 square foot glass penthouse apartment” that “Mr. Watson lives in when he’s in town.”

In making the above statement, Voce relied on, among other things, an article from Interior Design2 detailing and depicting the design of the Company’s new New York offices. The article described, among other amenities, a “new penthouse.”3 Voce believed it was reasonable to interpret this to mean a living space. Therefore, pursuant to the belief that is was a livable penthouse, the knowledge that Mr. Watson frequently visits the Company’s New York offices and other facts in the article, including a chronicling of Mr. Watson’s intimate involvement in the design of the project; the Company’s discussion in its proxy statements each year of some personal use by Mr. Watson of “corporate housing” in New York City, although the Company fails to disclose in its filings the addresses of any of the facilities that it occupies; Voce inferred the above statement to be true. Voce respectfully acknowledges the Staff’s comment and will not make this statement in future soliciting materials unless Voce finds further information to confirm the above statement with absolute certainty.

•	“Mr. Watson . . . has been a prolific seller of stock, dumping over 620,000 shares in the past ten years.”

Voce made the above statement based on information obtained from the S&P Capital IQ website, which provides a comprehensive list of Mr. Watson’s trades dating back to March 16, 2009. The 620,000 amount was derived pursuant to the worksheet attached hereto as Exhibit B, which tallies and combines Mr. Watson’s transactions in the securities of the Company using the numbers supplied by S&P Capital IQ, which Voce believes to be reliable and routinely uses when analyzing companies. S&P Capital IQ likely compiles Mr. Watson’s transactions in one place based on Mr. Watson’s public filings pursuant to Section 16(a) of the Securities Exchange Act of 1934. Therefore, Voce believes the above statement is properly grounded in fact and reasonably made.

•	“Change is Needed to Rein In Management and Eradicate Wasteful, Spendthrift Culture”

Voce professed this outlook after conducting extensive research, as detailed in the February 25 DFAN14A, which revealed the Company’s penchant for extravagant non-insurance related expenditures in the sundry arenas of sporting events, architecture, art, and private jets, among others. Voce’s research spanned various fora, including, but not limited to (as detailed more fulsomely in the responses throughout this letter), yacht club websites, Mr. Watson’s personal website (which the Company owned and operated on his behalf with corporate resources), private jet flight logs, and news articles disclosing the Company’s art collection, avant-garde architectural appetite and premium sponsorships related to Mr. Watson’s sailing and racing passions. Voce believes the foregoing points adequately support the contention made.

_____________________________

1 See https://yachtscoring.com/boatdetail.cfm?Yacht_ID=142914 and https://yachtscoring.com/event_scratch_sheet.cfm?eID=4696.

2 See https://www.interiordesign.net/projects/15558-at-insurance-company-argo-group-s-new-york-office-tpg-proves-good-design-is-the-best-policy/.

3 Id.

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Mr. Panos

April 5, 2019

•	“Argo’s corporate expenses are not only shockingly high – they are also shockingly inappropriate, including extravagant perquisites, personal use of corporate property such as Company-owned aircraft and housing, gross misallocations of capital on wasteful items and frivolous vanity sponsorships, and an overall spendthrift culture that misdirects Company assets to support the lifestyle and hobbies of the Company’s CEO at the expense of shareholders.”

Voce respectfully submits that, among other things, its responses herein to the second, fourth, sixth, seventh and ninth bullet points, taken together, supply the factual basis and foundation to support the assertions made in the above comment. The above statement also properly follows from the facts provided throughout the February 25 DFAN14A.

•	“We believe that Argo’s corporate assets – including Mr. Watson’s professional time, the Company’s focus and its capital – are being grossly misspent and misdirected, in furtherance of Mr. Watson’s personal agenda at shareholders’ expense.”

The above quote is Voce’s opinion—and was explicitly qualified as such—based upon extensive research into the Company and Voce’s resultant and reasonable belief that the Company’s assets were being misspent and misdirected in furtherance of Mr. Watson’s personal agenda. Voce respectfully refers the Staff to the February 25 DFAN14A where Voce details the Company’s extravagant spending on matters, objects and events that extend beyond the purview of the insurance world, among them extravagant offices, art collections, boondoggles of many kinds, sponsorships of sailing and racing competitions and even the funding of a personal, non-insurance-related website focused on Mr. Watson’s hobbies and escapades, which, it’s worth noting, was immediately taken down on the same day that Voce published the February 25 DFAN14A.

•	“Mr. Watson continues to complain of the low returns available from underwriting in London, while at the same time sinking enormous sums of shareholder capital into ostentatious quarters there.”

The Company’s London offices occupy 33,000 square feet of premium office space at One Fen Court, a pricey Central London location, and boast a private entrance along with accompanying decorative artwork.4 The Company’s neighbors are some of the largest global insurance companies in the world, occupying a rarified air in which Argo does not compete. We have attached hereto an Exhibit C, which illustrates the lavishness and expense of the Company’s London quarters. Further, Exhibit C features a sampling of Mr. Watson’s earnings call and conference comments on the challenging nature of performing in London and getting a return on capital that justifies participating in the London market. For the foregoing reasons and the support offered in Exhibit C, Voce strongly believes its statement is based on facts about the Company’s London offices and reasonable readings of Mr. Watsons’s comments.

_____________________________

4 See http://www.fencourtlondon.com/office.html.

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Mr. Panos

April 5, 2019

•	“Argo . . . . owns a Gulfstream V aircraft.”

The Company’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on March 26, 2019, has changed its description of its aircraft from previous years’ proxy statements, and now makes specific reference to a “term lease in a private aircraft.”5 Voce believes that this aircraft has tail number N17ND, and the FlightAware aircraft registration—a copy of which is attached hereto as Exhibit D—confirmed that the aircraft in question is a Gulfstream V and is operated by JETAWAY Air Service LLC. Utilizing publicly available flight logs, Voce analyzed every flight segment of this aircraft for the prior three years and believes that its movements confirm with overwhelming statistical certainty, when correlated with the movements of Mr. Watson as revealed in Company press releases and his prolific public Twitter postings, that it is the same jet.

•	“We believe the G-5 is Mr. Watson’s personal chariot, whisking him and his entourage around the world in pursuit of his kaleidoscope of hobbies and interests, which sometimes includes Argo business, but often doesn’t.”

According to data received from FlightAware, a global aviation data and services company, the G-5 has ferried Mr. Watson, in addition to hundreds of ostensibly business related flights, to many of the world’s premier luxury and vacation destinations, including in the Mediterranean (Toulon and Sardinia), the Caribbean (Jamaica, The Bahamas, Anguilla, St. Maarten, Marco Island), Mexico (Ixtapa, Merida and six trips to Puerto Vallarta), Santa Barbara and Sonoma. There were also, as per the flight logs supplied by FlightAware, eleven trips to France. Argo’s business presence in these well-known vacation destinations generally ranges from miniscule to none. The February 25 DFAN14A also detailed other extensive personal use of the G-5, including a global family vacation during the 2017 holiday season. In addition to the flight logs cited in the February 25 DFAN14A, see Exhibit E for a tweet posted by Mr. Watson, including a photograph of him and his family, corroborating the details of the personal trip cited by Voce.

Voce therefore expressed its reasonable belief, qualifying it as so, that Mr. Watson has been using Argo’s private aircraft to further his personal interests.

•	“Mr. Watson’s recent 1,500 flights and 500 hours per year in the air to be exclusively for business purposes and, if so, how that is remotely possible in light of the facts...”

_____________________________

5 See page 60.

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Mr. Panos

April 5, 2019

In making the above statement, Voce relied on data obtained from FlightAware, which provides flight tracking of both private and commercial aircraft. The 1,500 and 500 numbers describing flights and hours, respectively, were reached through careful analysis of the records furnished by FlightAware for the aircraft with the tail number N17ND. A copy of those records are attached hereto as Exhibit F. Voce believes the information received from FlightAware provides a reasonable factual basis for its above statement. As stated in the February 25 DFAN14A, Voce reviewed Mr. Watson’s November 2018 Employment Agreement, which specifies that his primary place of work is Bermuda. Therefore, under established IRS and SEC rules, any flights to or from other places where Mr. Watson resides would be personal commuting expenses which the Company would not be able to deduct and would be imputed as ordinary income to Mr. Watson.

•	“We tried on three separate occasions to meet with management and received no response to any of our formal requests.”

As detailed in the “Background of this Proxy Solicitation” section of Voce’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on March 28, 2019, Voce sent an email requesting a meeting to the address specified on the Investor Relations page of the Company’s corporate website on August 18, 2018 that went unanswered. Voce also made two separate calls to the telephone number listed as on the same Investor Relations page, each time leaving voicemails stating a desire to meet with management and providing call-back information, in late August 2018. Both voicemails went unanswered. These three failures to respond provide the basis for the statement in question.

***

We appreciate the Staff’s attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,
/s/ Aneliya Crawford
Aneliya Crawford

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